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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 4)(1)


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                               Pharmos Corporation
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                                (Name of Issuer)
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                                  Common Stock
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                         (Title of Class of Securities)
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                                    717139307
----------------------------------------- --------------------------------------

                                 (CUSIP Number)
----------------------------------------- --------------------------------------


         Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102
                              (Tel.) (239) 262-8577
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       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)
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                                October 25, 2006
             -----------------------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                Page 1 of 5 pages

     ----------------

     (1) The remainder of this cover page shall be filled outfor a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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-------------------                                                  -----------
CUSIP No. 717139307                     13D                          Page 2 of 5
-------------------                                                  -----------

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   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Lloyd I. Miller, III                                        ###-##-####
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]

                                                                    (b) [ ]
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   3     SEC USE ONLY


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   4     SOURCE OF FUNDS

         PF-OO-AF
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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)

         [ ]
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   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
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                        7    SOLE VOTING POWER

                             1,613,097
     NUMBER OF        ----------------------------------------------------------
      SHARES            8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                352,178
       EACH           ----------------------------------------------------------
     REPORTING          9    SOLE DISPOSITIVE POWER
      PERSON
       WITH                  1,613,097
                      ----------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER

                             352,178
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   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,965,275
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   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

         [ ]
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   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.3%
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   14    TYPE OF REPORTING PERSON*

         IN-IA-OO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!





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                                                                     Page 3 of 5

       INTRODUCTION

     This constitutes Amendment No. 4 to the statement on Schedule 13D, filed on behalf of Lloyd I. Miller, III ("Mr. Miller"), dated April 3, 2006, as first amended on June 22, 2006, as second amended on June 23, 2006 and as further amended on September 7, 2006 (the "Statement"), relating to the common stock, par value $0.03 per share (the "Shares") of Pharmos Corporation (the "Company"). The Company has its principal executive offices at 99 Wood Avenue South, Suite 311, Iselin, New Jersey 08830. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

Item 3 of the Statement is hereby amended and restated in its entirety as follows:

     Mr. Miller is an advisor to the trustee of Trust A-4. Trust A-4 was created pursuant to a Declaratory Judgment, signed by the Honorable Wayne F. Wilke for the Court of Common Pleas, Probate Division, Hamilton County, Ohio, on October 27, 1992, pursuant to which Trust A was split into four separate trusts. Trust A was created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the "Trust Agreement"). Mr. Miller was named as the advisor to PNC Bank, Ohio, N.A., the trustee named in the Trust Agreement. All of the Shares Mr. Miller is deemed to beneficially own as the advisor to the trustee of Trust A-4 were purchased by funds generated and held by Trust A-4. The amount of funds used for the purchase of the Shares in Trust A-4 was $841,004.56.

     Mr. Miller is the manager of Milfam LLC, an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC, dated as of December 10, 1996. Milfam LLC is the general partner of Milfam II L.P., a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam II L.P., dated December 11, 1996. All of the Shares Mr. Miller is deemed to beneficially own as the manager of the general partner of Milfam II L.P. were purchased with money contributed to Milfam II L.P. by its partners, or money generated and held by Milfam II L.P. The aggregate purchase price for the Shares in Milfam II L.P. was $3,323,448.12.

     All of the Shares purchased by Mr. Miller on his own behalf, were purchased with personal funds generated and held by Mr. Miller. The purchase price for the Shares purchased by Mr. Miller on his own behalf was $24,500.00.

ITEM 4.  PURPOSE OF TRANSACTION

Item 4 of the Statement is hereby amended by adding the following at the end thereof:

     On October 25, 2006, Mr. Miller was elected to the Company's board of directors. Mr. Miller has purchased the Shares referenced herein in the ordinary course of his business as an investor. Other than becoming a board member and engaging in activities as a board member, Mr. Miller does not have any present plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Mr. Miller reserves the right to change plans and to take any and all actions that Mr. Miller may deem appropriate to maximize the value of his investments including purchasing or selling any securities of the Company beneficially owned by him.

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                                                                     Page 4 of 5

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) Mr. Miller may be deemed to beneficially own 1,965,275 Shares of the Company (10.3% of the Shares on the date hereof, based on 19,065,783 Shares pursuant to the Company's quarterly report on Form 10Q for the period ending June 30, 2006, filed on August 11, 2006).

As of the date hereof, 352,178 of such beneficially owned Shares are owned of record by Trust A-4; 1,613,097 of such beneficially owned Shares are owned of record by Milfam II L.P.; and 10,000 Shares are beneficially owned of record by Mr. Miller directly.

(b) Mr. Miller may be deemed to have shared voting and dispositive power for all such shares held of record by Trust A-4. Mr. Miller may be deemed to have sole voting and dispositive power for all such shares held of record by Milfam II L.P. and Miller directly.

(c) The following table details the transactions effected by Miller since the filing of Amendment No. 3 to the statement on Schedule 13D.


-------------------------------------------------------------------------------------------------------------------------------
                                                        MILFAM II L.P.
-------------------------------------------------------------------------------------------------------------------------------

            Date of Transaction                       Number of Shares Purchased                     Price Per Share
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             September 11, 2006                                 80,990                                  $  1.6662
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             September 12, 2006                                 50,000                                  $  1.70
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             September 15, 2006                                 20,010                                  $  1.6595
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             September 20,2006                                  2,240                                   $  1.65
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



(d) Persons other than Mr. Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities. The filing of this Schedule 13D shall not be deemed an admission that Mr. Miller is, for purposes of Sections 13(d) of 13(g) of the Securities Exchange of Act of 1934, the beneficial owner of any equity securities covered by this Schedule 13D.
<

(e)      Not applicable.



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                                                                     Page 5 of 5




     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: November 8, 2006

                                           /s/ Lloyd I. Miller, III
                                           --------------------------
                                              Lloyd I. Miller, III